Exhibit 1.02

Leggett & Platt, Incorporated

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (“Report”) of Leggett & Platt, Incorporated (“Company,” “we,” “our” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (“Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. These minerals, which we collectively refer to in this Report as “Conflict Minerals,” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

The Company

We have over 130 manufacturing facilities located in 18 countries. Our manufacturing facilities are located in Austria, Belgium, Brazil, Canada, China, Croatia, Denmark, France, Germany, Hungary, India, Italy, Mexico, South Africa, South Korea, Switzerland, United Kingdom and the United States. We are organized into 20 business units, which are divided into 10 business groups under our four segments: Residential Furnishings; Commercial Fixturing & Components; Industrial Materials; and Specialized Products.

The Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured by us; and (iii) for which the manufacture was completed during calendar year 2013 (“Covered Products”). We determined that some Conflict Minerals in some of our Covered Products originated outside the Covered Countries or from recycled or scrap sources. However, with respect to Conflict Minerals in the Covered Products listed below, we were unable to reasonably determine that all of the Conflict Minerals did not originate in the Covered Countries (or did come from recycled or scrap sources). Also, we were unable to reasonably determine the specific smelter or refiner (“SOR”) or mine of the Conflict Minerals. As such, we were unable to reasonably determine whether the Conflict Minerals directly or indirectly financed or benefited the Armed Groups, as defined in the Rule, in the Covered Countries. These product classes are referred to in this Report collectively as the “Listed Covered Products” and are disclosed below.

LISTED COVERED PRODUCTS[1]
Adjustable Bed Bases
Binding Machines (sews together mattress materials)
Blind-Stitch Machines (stitches mattress panels)
Bonded Urethane Carpet Pad
Border Machines (sews mattress borders)
Bronze Bushings in Furniture Mechanisms
Components in Automotive Lumbar Mechanisms
Compressed Prime Foam Carpet Pad
Conveyor Machines (used in mattress manufacturing)
Counter-Top Store Fixtures with Lighting/Heating Elements
Electric Motor Hardware for Furniture Recliner Mechanisms
Electrical Carousel Store Fixture Displays
Electrical Components in Furniture Mechanisms

Electrical Current Inverters in Commercial Vehicles
Electronics Installed in Commercial Vehicles
Flange Machines (sews non-woven material to mattress panels)
Fluorescent or LED Lighting in Store Fixtures
Foam Joining Machines (produces mattress foam encasement rails)
Food Industry Store Fixtures with Lighting/Heating/Cooling Elements
Furniture Recliner Lift Mechanisms
Glue Line Machines (glues mattress components)
Gusset Machines (creates gussets on pillow-top mattresses)
Handle Machines (attaches mattress handles)
Innerspring/Border Machines (attaches innersprings to border of mattresses)
Label and Repair Machines (attaches labels and repairs mattresses)
Label Machines (attaches labels to mattresses)
Massage Motors for Adjustable Beds
Mattress Spring Machines (produces mattress innersprings)
Mattress Testing Machines (tests finished mattresses)
Memory Chips for Automotive Lumbar Mechanisms
Miter Machines (creates mitered corners of mattresses)
Motors for Adjustable Beds
Motors for Automotive Lumbar Massage Mechanisms
Motors for Automotive Lumbar Mechanisms
Nickel Tubing for Aircraft
Ornamental Bed Frames
Ornamental Headboards for Beds
Packaging Machines (packages mattresses)
Panel Cutting Machines (cuts mattress panels to specifications)
Pneumatic Automotive Lumbar Mechanisms
Pneumatic Pumps for Automotive Lumbar Mechanisms
Power Actuators for Automotive Lumbar Mechanisms
Quilting Machines (creates decorative patterns on mattresses)
Remote Controls for Furniture Recliner Mechanisms
Ruffler Machines (creates ruffled corners of mattresses)
Tape Edge Machines (sews mattress panels to borders)
Titanium Tubing for Aircraft
Wire Harnesses for Automotive Lumbar Mechanisms
Zipper Sewing Machines (creates zippers on mattresses)
[1]	The Listed Covered Products also include certain replacement parts that are not specifically listed above.

The Company’s Due Diligence Process

Scope of Due Diligence. We designed our due diligence measures to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on tin, tantalum, tungsten and gold (“OECD Guidance”). Our supply chain regarding the Covered Products is complex, and there are often many parties in the supply chain between us and the original sources of Conflict Minerals. In this regard, we did not purchase Conflict Minerals directly from SORs or mines. We must rely on our suppliers to provide information regarding the origin of Conflict Minerals included in the Covered Products. Moreover, we believe that SORs of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and have taken steps attempting to identify the specific SORs of Conflict Minerals in our supply chain. We conducted due diligence on the source and chain of custody of Conflict Minerals with the objective of determining the origin of the Conflict Minerals contained in the Covered Products, and whether the Conflict Minerals directly or indirectly financed or benefited the Armed Groups. We began our due diligence in late 2012 and it was substantially complete by the end of April 2014. We made resources available, to the extent commercially reasonable, to support the due diligence process.

Reasonable Country of Origin Inquiry. We conducted an internal inventory of all sub-component parts and raw materials we purchased from suppliers. We assigned authority and responsibility to a person, or group of persons, in each business unit to identify necessary Conflict Minerals in such parts and materials, and to identify the applicable suppliers. Based on this identified “in-scope” supplier list (which included suppliers that we reasonably suspected provided necessary Conflict Minerals), we conducted a good faith, reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This RCOI was reasonably designed to determine whether the Conflict Minerals originated in the Covered Countries and whether the Conflict Minerals are from recycled or scrap sources. We adopted a supplier engagement approach. We sent requests to identified in-scope suppliers for verification of necessary Conflict Minerals and sourcing information, SOR identification and recycled or scrap source determinations. The requests were sent through the iPoint Conflict Minerals Platform (“iPCMP”), a web-based tool designed to communicate and track Conflict Minerals sourcing information throughout the mineral supply chain by use of the Conflict Free Sourcing Initiative Conflict Minerals Reporting Template (“Template”). Along with the Template, we distributed correspondence to each in-scope supplier which described the requirements of the Rule and contained an electronic link to our Conflict Minerals Policy (“Policy”) and our Purchase Order Terms and Conditions (each discussed below). We identified 548 in-scope suppliers of parts or raw materials that either contained necessary Conflict Minerals (or we reasonably suspected contained necessary Conflict Minerals), and achieved a 79% response rate with 433 of these suppliers responding on the Template.

Validation and Analysis of Supplier Responses. The supplier responses on the Template were validated, to the extent reasonably practicable, by verifying the completeness of the information and by analyzing the Templates for the existence of “red flags.” Our “red flags” generally included, among others: (i) the completion of mandatory Template questions; (ii) the listing of at least one SOR for each Conflict Mineral declared; (iii) the consistency of the Template responses with our internal inventory; (iv) the declaration of some Conflict Minerals originating from Covered Countries; and (v) whether named SORs were certified under the Conflict Free Sourcing Initiative Conflict Free Smelter Program (“CFS Program”). Template information was recorded in our Conflict Minerals Database (“Database”). We prepared and delivered a summary report of the supplier responses to senior management in our internal management structure.

Follow-up Request to Suppliers. Regarding the in-scope suppliers who did not respond, we first sent follow-up requests through the iPCMP, and then if the supplier still did not respond we sent follow-up communications requesting a response. Also, we sent communication requesting the identity of the non-responsive supplier’s supplier in an attempt to send the Template to such “sub-supplier” and to ascertain the identity of the SOR in our mineral supply chain. Regarding the suppliers who responded on the Template with incomplete information or with red flags, we sent follow-up communications requesting a complete response and an explanation or elimination of any red flags.

Conflict Minerals Policy. We adopted a policy relating to Conflict Minerals. The Policy extends to our suppliers and, generally: (i) prohibits human rights abuses associated with Conflict Minerals in the Covered Countries, including support to the Armed Groups; (ii) prohibits corruption, money-laundering and bribery in our mineral supply chain; (iii) requires conflict-free sourcing, and our suppliers to adopt their own responsible sourcing policy; and (iv) contains a grievance mechanism for interested parties to notify us of a violation of the Policy. If a supplier is not in compliance with our Policy, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. The Policy has been posted to our website at http://www.leggett.com/SupplierDocuments/Corporate and was communicated through electronic distribution and a webcast, to business unit personnel and identified in-scope suppliers. The website and information accessible through it are not incorporated into this document.

Purchase Order Terms and Conditions. We attempted to create control over our suppliers and accountability and visibility into our mineral supply chain by revising our Purchase Order Terms and Conditions to require our suppliers, generally, to (i) represent that, to the supplier’s knowledge, Conflict Minerals did not originate from the Covered Countries unless processed by a facility certified pursuant to the CFS Program; (ii) abide by the terms of our Policy and adopt their own responsible sourcing policy; (iii) agree to retain our minerals supply chain documentation for a period of five years, and allow us, at reasonable times, to inspect that documentation; and (iv)

agree to work with sub-suppliers to trace Conflict Minerals at least to the SOR level. In some cases, our supplier purchase contracts have longer terms, and we cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to Conflict Minerals content. As we enter into new contracts, we intend, if reasonably practicable, to add such provisions. If a supplier is not in compliance with our Purchase Order Terms and Conditions, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. Our Purchase Order Terms and Conditions have been posted to our website at http://www.leggett.com/supplier. The website and information accessible through it are not incorporated into this document.

Due Diligence Internal Management Structure. We utilized various employees in establishing an internal management structure to conduct Conflict Minerals due diligence, as described below.

A.	Business Unit Personnel. We conducted business unit personnel training, through a webcast and presentation regarding the responsibilities in conducting an internal inventory and the requirements of the Rule. After initial training sessions were concluded, the Company surveyed personnel in each of our 20 business units asking them to identify parts and raw materials containing necessary Conflict Minerals and the respective supplier of each part or raw material. Business unit personnel also linked the parts and raw materials to finished products manufactured, or contracted to be manufactured, by the applicable business unit. Additionally, business unit personnel categorized “non-responsive” in-scope suppliers pursuant to our risk management plan, as discussed below, and provided alternative suppliers, if they exist.

B.	L&P Global Services Group. Our Global Services Group engaged with identified in-scope suppliers seeking information on the origin of the Conflict Minerals and the identity of the SORs that processed the Conflict Minerals, and whether the Conflict Minerals were derived from recycled or scrap sources. This group managed our account on the iPCMP. Finally, our Global Services Group engaged in follow-up due diligence communications with non-responsive suppliers, and those suppliers who responded with incomplete information and/or with “red flags.”

C.	Legal Personnel. Legal personnel validated and analyzed in-scope supplier responses on the Template and prepared internal reports to senior management. They also oversaw compliance with our Policy and with our Purchase Order Terms and Conditions with suppliers regarding responsible Conflict Minerals sourcing.

D.	Senior Management. Our CEO, President and SVP–Specialized Products participated in the review of: (i) the design of our Conflict Minerals due diligence process; (ii) our risk management plan; (iii) our Policy; (iv) our Purchase Order Terms and Conditions; and (v) this Report. Also, the CEO and President sent communication to identified in-scope suppliers outlining our expectations of those suppliers in our mineral supply chain.

Company Grievance Mechanism. We created a means by which employees, suppliers and other interested parties may contact us with potential violations of our Policy by providing contact information in the Policy itself, and posting the Policy to our website. The grievance mechanism provides for confidential and anonymous submissions; and an anti-retaliation provision for employees.

Risk Management Plan. Although we have a policy to establish and maintain, where appropriate, long-term relationships with our suppliers as opposed to short-term or “one-off” contracts, we adopted a risk management plan to respond to suppliers who were unwilling to engage in the due diligence process. Pursuant this plan, we categorized non-responsive suppliers into three classes: Class 1 (continue trade with the supplier with risk mitigation efforts); Class 2 (temporarily suspend trade with the supplier with risk mitigation efforts; 3-6 month suspension period but only after notice of potential suspension and affirmative refusal of the supplier to cooperate); and Class 3 (terminate the supplier relationship but only after notice of potential termination and affirmative refusal of the supplier to cooperate). The suppliers were categorized by business unit personnel, and reviewed by our CEO and President and each of our segment heads. Depending upon the classification, appropriate correspondence is expected to be distributed to affected suppliers in the second half of 2014.

In addition, the Company distributed a training presentation to identified in-scope suppliers to: (i) reinforce the requirements of the Rule; (ii) provide instructions regarding the Template; (iii) communicate our Purchase Order Terms and Conditions and Policy; (iv) encourage SORs in our supply chain to become compliant under the CFS Program; (v) notify suppliers of our Conflict Minerals grievance process; and (vi) encourage suppliers to join industry groups to assist in due diligence. If the supplier responded on the Template and indicated that it had not adopted a policy that includes conflict-free sourcing, we requested, through separate follow-up communication, that the supplier adopt and post such a policy to its website. We also distributed a training presentation to our supply chain employees to reinforce the requirements of the Rule, our due diligence process, and our risk management plan.

Finally, business unit personnel developed a list of alternative suppliers to the identified non-responsive suppliers, if they exist. These lists were reported to the CEO, President and each respective segment head for review.

Additional Due Diligence Actions. Because we do not purchase Conflict Minerals directly from SORs or mines and have no contractual leverage with these entities, we did not have any direct engagement with SORs or mines. Moreover, we did not conduct any on-site visits of SORs or mines and did not develop any action plans with respect to these entities. However, we did request that our in-scope suppliers encourage SORs to undergo an audit in accordance with the CFS Program. In addition, the Company participated in forums focused on Conflict Minerals due diligence with the Automotive Industry Action Group and the Original Equipment Suppliers Association.

Conclusions of Due Diligence

After exercising the due diligence described above, we were unable to reasonably determine that the Conflict Minerals contained in the Listed Covered Products did not originate from the Covered Countries (or did come from recycled or scrap sources). We were unable to determine the specific SORs that processed the Conflict Minerals in these products, and as such, were not able to determine the countries of origin, and the specific mines or locations of origin with respect to these products. As such, we were unable to reasonably determine whether the Conflict Minerals contained in the Listed Covered Products directly or indirectly financed or benefited the Armed Groups in the Covered Countries. However, pursuant to the same due diligence process, we did determine that necessary Conflict Minerals contained in some Covered Products originated outside the Covered Countries or came from recycled or scrap sources.

Improvements to Due Diligence

We have taken the following steps in an attempt to improve our due diligence measures and to further mitigate the risk that necessary Conflict Minerals contained in the Listed Covered Products financed or benefited Armed Groups in the Covered Countries: (i) adding Template completion in our procurement processes, when appropriate; (ii) establishing the Database to assist us in maintaining an inventory of necessary Conflict Minerals in our products; and (iii) engaging a Conflict Minerals audit firm to assist us in identifying any potential gaps between our due diligence process and the OECD Guidance.

In addition, we expect to take the following steps, among others, to improve our due diligence measures: (i) continuing to engage with in-scope suppliers to obtain current, accurate and complete information about our supply chain; (ii) continuing to engage with in-scope suppliers to implement responsible sourcing and to have them encourage their SORs to obtain a “conflict-free” designation under the CFS Program; (iii) determining whether to suspend or terminate certain non-responsive suppliers depending upon the supplier’s classification in our risk management plan (i.e. continuing relationship with risk mitigation, suspension with risk mitigation, or termination); and (iv) making the determination of whether to upgrade our current version of the iPCMP (or another platform) to automate more of our due diligence process.

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